

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 2, 2014

<u>Via E-mail</u>
Dr. Eric Leire
Chief Executive Officer
DanDrit Biotech USA, Inc.
P.O. Box 189
Randolph, VT 05060

> **Re: DanDrit Biotech USA, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 16, 2014**
> **File No. 333-193965**

Dear Dr. Leire:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Explanatory Note, page iii</u>

1. We note that the Security Holder is offering for resale an aggregate of 40,000 shares of common stock. However, we also note your statements in the legal opinion filed as Exhibit 5.1 and on page 89 that you are registering 782,252 shares for resale. Please ensure that all related disclosure, both in the registration statement and in the legal opinion, is accurate. As necessary, please revise and re-file Exhibit 5.1to refer to the correct number of shares registered for resale.

<u>Use of Proceeds, page 27</u>

2. We note your response to our prior comment 5. Please clarify in this section that the debt repayment referenced in this section refers to the loans you received from Paseco ApS, an entity owned by a shareholder of DanDrit Biotech USA, Inc. Please also disclose the

interest rate and maturity of such indebtedness, as required by Item 504 of Regulation S-K.

Dilution, page 31

3. Please revise your net tangible book value as of March 31, 2014 in the first paragraph herein to remove intangible assets including definite life intangible assets and deferred stock offering costs of $233,766 and 67,000, respectively.

4. Please revise both dilution tables herein as the "dilution in net tangible book value per share to the new investor" is not the mathematical difference resulting from subtracting the "as adjusted net tangible book value per share as of March 31, 2014 after giving effect to this offering" from the "price per share to the investor."

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the years ended December 31, 2013 and December 31, 2012, page 35

5. Please refer to your response to prior comment 6. Tell us how expenses for "payment for assistance with drafting the required SEC filings" that you disclose is included in general and administrative expenses differ from the costs incurred related to preparing the registration statement for going public in the United States included in consulting expenses and why they are classified in separate line items.

Our Business
Products, page 40

6. We note your response to our prior comment 11. When you reference Singapore's permission to use MCV for CRC on a humanitarian named patient basis, please provide more detailed disclosure about the outcomes for the patients in Singapore who have received this treatment. Specifically, please explain how "[t]he results obtained in the humanitarian program were consistent with the results published by Dr. Toh." Please also make conforming changes to the discussion that appears near the top of page 49.

Clinical Trials Data and Product Approvals
Colorectal Cancer (CRC) in Denmark, page 45

4. We note your response to our prior comment 13. Please clearly identify the primary endpoint(s)for the CRC clinical trial in Denmark.

5. We note your statement on page 46 that "Four patients were graded with stable disease. Two remained stable throughout the entire study period." In the same paragraph, however, you state that "Stable disease was found in 24% (4/17) of the patients," which appears to be inconsistent with the earlier statement. Please advise us how the statements

may be reconciled and, as necessary, revise your disclosure to remove any inconsistencies.

6. We note your statement that quality of life, measured using a global health score, "…did not vary much across time." Please revise to specify how quality of life varied over time. Please make a similar clarification on page 51 in your discussion of the CRC trial in Singapore.

7. When you discuss the p-values for "general health perception" and "vitality" on page 48 please specify the actual SF-36Global scores from which these p-values were derived.

Licensing Potential and Cooperation Agreements, page 59

8. Please file your agreement with MyTomorrows regarding the patient Name Use Program for MCV, otherwise known as the Early Access Agreement with Impatients N.V., as an exhibit to your registration statement. Although you have submitted a request for confidential treatment of information in this document, we note that it was already publicly disclosed as Exhibit 10.10 to the version of the Form S-1 dated February 14, 2014. Accordingly, confidential treatment is not appropriate. Please file the agreement on EDGAR and include it in the exhibit index to your registration statement.

Unaudited Consolidated Financial Statements
DanDrit Biotech USA, Inc.
Consolidated Statement of Stockholders' Deficiency, page F-5

7. Please refer to prior comment 25. With reference to authoritative accounting literature, tell us why you reflect the issuance of 1,400,000 and 40,000 common shares of DanDrit USA for consulting and legal services valued at $5 per share or $7,000,000 and $200,000, respectively, as a charge directly to accumulated deficit rather than reflect it as a charge in your consolidated statement of operations for the period ended March 31, 2014.

8. Please provide us your analysis including reference to authoritative accounting literature that supports the recording a $7,304,232 elimination of accumulated deficit "related to Putnam Hills Corp in connection with the recapitalization." In this regard, it would appear that this actually has the effect of inappropriately eliminating a portion of the DanDrit Denmark accumulated deficit.

Note 11 – Stockholder's Equity, page F-16

9. Please revise to disclose your accounting treatment of 185,053 shares of common stock related to the DanDrit Denmark shareholders who did not consent to the Share Exchange as these shares do not appear to be outstanding at March 31, 2014.

Audited Financial Statements
DanDrit Biotech A/S, page F-19

10. Please revise the DanDrit Biotech A/S Audited Financial Statements to reflect the February 12, 2014 Share Exchange Agreement, which has been accounted for as a recapitalization and now reflected in the DanDrit Biotech USA, Inc.'s financial statements, by changing the entity name to DanDrit Biotech USA, Inc., restating the equity structure including loss per share for each period presented prior to the Share Exchange Agreement, and provide disclosure in note 1 describing the impact of the Share Exchange Agreement on the Basis of Presentation. In that regard, making conforming revisions throughout the filing including to the Summary of Consolidated Financial Data, Management's Discussion and Analysis of Financial Condition and Results of Operations, Consent of Independent Registered Public Accounting Firm, Report of Independent Registered Public Accounting Firm and any other relevant sections in the Registration Statement accordingly.

Putnam Hills Corp., page F-37

11. Please remove the Putnam Hills Corp. Audited Financial Statements. This information is no longer relevant given the February 12, 2014 Share Exchange, which has been accounted for as a recapitalization and now reflected in the DanDrit Biotech USA, Inc.'s financial statements.

Pro Forma Financial Statements
DanDrit Biotech A/S and Putnum Hills Corp., page F-48

12. Please remove this section as the Unaudited Proforma Condensed Combined Balance Sheet is not required under Rule 8-05 of Regulation S-X due to the February 12, 2014 Share Exchange, which has been accounted for as a recapitalization and now reflected in the DanDrit Biotech USA, Inc.'s financial statements. In this regard, please remove proforma information from the Summary of Consolidated Financial Data and any other relevant sections in the Registration Statement accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Wuenschell at (202) 551-3705 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
David N. Feldman
Richardson & Patel LLP
The Chrysler Building
405 Lexington Avenue, 49th Floor
New York, NY 10174